                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)
                                (FINAL AMENDMENT)

                                ----------------

                        CONSOLIDATED CAPITAL PROPERTIES V
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                                ----------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                ----------------

-------------------                                          -------------------
CUSIP No.   NONE                 14D-1/A                           Page 2
-------------------                                          -------------------

================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Sources of Funds

                         AF
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                         DELAWARE
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                         11,175
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                         6.2%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                         OO
================================================================================

-------------------                                          -------------------
CUSIP No.   NONE                        14D-1/A                    Page 3
-------------------                                          -------------------

================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                         INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Sources of Funds

                         WC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                         DELAWARE
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                         11,175
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                         6.2%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                         PN
================================================================================

-------------------                                          -------------------
CUSIP No.   NONE                     14D-1/A                       Page 4
-------------------                                          -------------------

================================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                            INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Sources of Funds

                            NOT APPLICABLE
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                            MARYLAND
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                            11,175
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                            6.2%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                            OO
================================================================================

-------------------                                          -------------------
CUSIP No.   NONE                     14D-1/A                        Page 5
-------------------                                          -------------------

================================================================================

   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Sources of Funds

                   NOT APPLICABLE
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                   MARYLAND
--------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                   57,806.8
--------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                   32.2%
--------------------------------------------------------------------------------
   10.     Type of Reporting Person

                   CO
================================================================================

                       AMENDMENT NO. 11 TO SCHEDULE 14D-1

          This Amendment No. 11 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 of Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO"), originally filed with the Commission on July 30, 1998, as amended by Amendment No. 1 filed with the Commission on August 18, 1998, Amendment No. 2 filed with the Commission on August 27, 1998, Amendment No. 3 filed with the Commission on September 2, 1998, Amendment No. 4 filed with the Commission on September 9, 1998, Amendment No. 5 filed with the Commission on September 21, 1998, Amendment No. 6 filed with the Commission on September 28, 1998, Amendment No. 7 filed with the Commission on October 5, 1998, Amendment No. 8 filed with the Commission on October 19, 1998, Amendment No. 9 filed with the Commission on November 17, 1998 and Amendment No. 10 filed with the Commission on December 15, 1998 (the "Schedule 14D-1"). The Schedule 14D-1 relates to the tender offer of the Purchaser for up to 40,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Properties V (the "Partnership"), at a purchase price of $33 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Schedule 14D-1.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)-(b) At 5:00 p.m., New York time, on Monday, December 14, 1998, the Offer expired pursuant to its terms. A total of 11,175 Units, representing approximately 6.2% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer for the Purchase Price of $33.00. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the price of $33.00 per Unit.

                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999

                                              COOPER RIVER PROPERTIES, L.L.C.

                                              By:    Insignia Properties, L.P.,
                                                     its managing member

                                              By:   Insignia Properties Trust,
                                                    its general partner


                                              By:   /s/ PATRICK J. FOYE
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                             INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its general partner


                                              By:   /s/ PATRICK J. FOYE
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ PATRICK J. FOYE
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY


                                              By:   /s/ PATRICK J. FOYE
                                                    ----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President



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